Exhibit 12.1

RATIO OF EARNINGS TO COMBINED

FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

The following table sets forth our ratios of earnings to combined fixed charges and preferred stock dividends for each of the periods indicated:

	Years Ended December 31,
	2010	2009	2008	2007	2006*
Fixed charges(1)	$5,055,584	$4,461,432	$23,980,836	$112,995,775	$38,716,966
Preferred stock dividends(2)	—	—	—	—	—

Combined fixed charges and preferred stock dividends	$5,055,584	$4,461,432	$23,980,836	$112,995,775	$38,716,966

Fixed charges	$5,055,584	$4,461,432	$23,980,836	$112,995,775	$38,716,966
Net income (loss)	22,390,356	63,845,795	(39,172,449)	(29,687,272)	966,267

Earnings(3)	$27,445,940	$68,307,227	$(15,191,613)	$83,308,503	$39,683,233

Ratio of earnings to combined fixed charges and preferred stock dividends	5.43	15.31	(0.63)	0.74	1.02

*	For the period from February 10, 2006 (commencement of operations) to December 31, 2006.
(1)	Fixed charges consist of interest expense on all indebtedness.
(2)	No preferred stock was outstanding during these periods.
(3)

For purposes of computing the ratio of earnings to combined fixed charges and preferred stock dividends, earnings represent net income (loss) plus fixed charges and preferred stock dividends (where applicable).

Fixed charges include interest expense and preferred stock dividend expense. For the years ended December 31, 2008 and 2007, earnings were insufficient to cover combined fixed charges and preferred stock dividends by approximately $63.2 million and $142.7 million, respectively.